UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

Amendment NO. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

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NetManage, Inc.

(Name of Subject Company (Issuer))

Riley Acquisition LLC

(Name of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number of Class of Securities)

Bryant R. Riley

Riley Acquisition LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA  90025

(310) 689-2230

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,808,673	$729

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*

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,296,890 shares of Common Stock of NetManage, Inc., and the associated Series A Participating Preferred Stock Purchase Rights, at the tender offer price of $5.25 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, equals $107 per million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$729	Filing Party:	Riley Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	December 20, 2006

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒

third-party tender offer subject to Rule 14d-1.

☐

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☒

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2  (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Riley Acquisition LLC (the “Purchaser”), a Delaware limited liability company and wholly-owned subsidiary of Riley Investment Partners, L.P., to purchase up to 1,296,890 shares of Common Stock, par value $0.01 per share (“Common Stock”), of NetManage, Inc., a Delaware corporation, and the associated Series A Participating Preferred Stock Purchase Rights (together with the Common Stock, the “Shares”), at a price of $5.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006, as amended, (the “Offer to Purchase”), and in the related Letter of Transmittal which, together, as each may be further amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Offer to Purchase is hereby amended and supplemented as follows:

On January 18, 2007, as permitted by Section 12(e) of the Offer to Purchase, the Purchaser terminated the Offer and instructed Mellon Investor Services LLC, the Depositary, to return any and all tendered shares to the tendering stockholders.

Item 12  Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 20, 2006
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Letter to Stockholders
(a)(1)(H)*	Summary Advertisement published in Investor’s Business Daily on December 20, 2006
(a)(1)(I))*	Press release issued by Riley Acquisition LLC, dated December 20, 2006
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press release issued by Riley Acquisition LLC, dated January 18, 2007
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

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*  Filed with Schedule TO-T on December 20, 2006 and incorporated herein by reference

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2007

RILEY ACQUISITION LLC

/s/ BRYANT R. RILEY
Bryant R. Riley Manager

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 20, 2006
(a)(1)(B) *	Letter of Transmittal
(a)(1)(C) *	Notice of Guaranteed Delivery
(a)(1)(D) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006
(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006
(a)(1)(F) *	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G) *	Letter to Stockholders
(a)(1)(H) *	Summary Advertisement published in Investor’s Business Daily on December 20, 2006
(a)(1)(I) *	Press release issued by Riley Acquisition LLC, dated December 20, 2006
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press release issued by Riley Acquisition LLC, dated January 18, 2007
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

______________

*  Filed with Schedule TO-T on December 20, 2006 and incorporated herein by reference